Exhibit 99.1

Emera Approves Increase in Common Dividend, Extends Dividend Growth Guidance and Declares Quarterly Dividends

This news release constitutes a “designated news release” for the purposes of Emera’s prospectus supplement dated July 11, 2019 to its short form base shelf prospectus dated June 14, 2019.

HALIFAX, Nova Scotia—(BUSINESS WIRE) — On September 27, 2019, the Board of Directors of Emera Inc. (TSX: EMA) approved an increase in the annual common share dividend to $2.45 from $2.35 per common share and extended its dividend growth rate target of four to five per cent to 2022.

“This increase is consistent with our dividend growth rate target of four to five per cent and reflects our confidence in the continuing growth of our business,” said Scott Balfour, President and CEO of Emera Inc. “Our significant rate base investments are expected to drive long-term cash flow and EPS growth in support of the dividend over the guidance period.”

The Board approved the following quarterly dividends on its common shares and First Preferred Shares, each of which is payable on and after November 15, 2019 to the applicable shareholders of record at the close of business on November 1, 2019:

1.	$0.6125 per common share;

2.	$0.1597 per Series A First Preferred Share;

3.	$0.2201 per Series B First Preferred Share;

4.	$0.29506 per Series C First Preferred Share;

5.	$0.28125 per Series E First Preferred Share;

6.	$0.265625 per Series F First Preferred Share; and

7.	$0.30625 per Series H First Preferred Share.

Emera Inc. hereby notifies the shareholders of its common shares and its First Preferred Shares that such dividends declared qualify as eligible dividends pursuant to the Income Tax Act (Canada) and corresponding provincial legislation.

Forward Looking Information

This news release contains forward-looking information within the meaning of applicable securities laws. By its nature, forward-looking information requires Emera to make assumptions and is subject to inherent risks and uncertainties. These statements reflect Emera management’s current beliefs and are based on information currently available to Emera management. There is a risk that predictions, forecasts, conclusions and projections that constitute forward-looking information will not prove to be accurate, that Emera’s assumptions may not be correct and that actual results may differ materially from such forward-looking information. Additional detailed information about these assumptions, risks and uncertainties is included in Emera’s securities regulatory filings, including under the heading “Business Risks and Risk Management” in Emera’s annual Management’s Discussion and Analysis, and under the heading “Principal Risks and Uncertainties” in the notes to Emera’s annual and interim financial statements, which can be found on SEDAR at www.sedar.com.

About Emera Inc.

Emera Inc. is a geographically diverse energy and services company headquartered in Halifax, Nova Scotia with approximately $31 billion in assets and 2018 revenues of more than $6.5 billion. The company primarily invests in regulated electricity generation and electricity and gas transmission and distribution with a strategic focus on transformation from high carbon to low carbon energy sources. Emera has investments throughout North America, and in four Caribbean countries. Emera’s common and preferred shares are listed on the Toronto Stock Exchange and trade respectively under the symbol EMA, EMA.PR.A, EMA.PR.B, EMA.PR.C, EMA.PR.E, EMA.PR.F, and EMA.PR.H. Depositary receipts representing common shares of Emera are listed on the Barbados Stock Exchange under the symbol EMABDR and on The Bahamas International Securities Exchange under the symbol EMAB. Additional Information can be accessed at www.emera.com or at www.sedar.com.

Emera Inc.

Investor Relations:

Ken McOnie, 902-428-6945

ken.mconie@emera.com

or

Erin Power, 902-428-6760

erin.power@emera.com

Media:

902-222-2683

media@emera.com